                                   FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549



                           Report of Foreign Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934



                          For the month of June, 1996



                             RADICA GAMES LIMITED
                (Translation of registrant's name into English)

           Suite R, 6/F., 2-12 Au Pui Wan Street, Fo Tan, Hong Kong
                   (Address of principal executive offices)


    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F

         Form 20-F   X                 Form 40-F

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                           No         X

         If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

         Contents:

               1.    Quarterly Report
               2.    Press Release dated June 10, 1996


         This Report on Form 6-K shall be deemed to be incorporated by reference into the Registrant's Registration Statement on Form S-8 (No. 33-86960).

                              QUARTERLY REPORT *


                For the quarterly period ending April 30, 1996

   Commission File Number 0-23696



                             RADICA GAMES LIMITED
              (Exact name of registrant as specified in charter)


     Bermuda                                       N/A
(Country of Incorporation)          (I.R.S. Employer Identification No.)


           Suite R, 6/F., 2-12 Au Pui Wan Street, Fo Tan, Hong Kong
                   (Address of principal executive offices)


              Registrant's telephone number, including area code:
                                                         (852) 2693 2238


     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
   Yes     x       No  ____


     Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

     Class                                     Outstanding at 10 June, 1996
   Common Stock, par value $0.01 per share               20,680,000




   ________________________
   * As a foreign private issuer, the registrant is not required to file reports on Form 10-Q. It intends to make voluntary quarterly reports to its stockholders which generally follow the Form 10-Q format. Such reports, of which this is one, are furnished to the Commission pursuant to Form 6-K.

                        PART I -- FINANCIAL INFORMATION



   Item 1. Financial Statements

                             RADICA GAMES LIMITED

                                   FORM 6-K

     The accompanying consolidated financial statements have been prepared by the Company, without audit, and reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the results for the interim periods. The statements have been prepared in accordance with the regulations of the Securities and Exchange Commission (the "SEC"), but omit certain information and footnote disclosures necessary to present the statements in accordance with generally accepted accounting principles in the United States of America.

     These financial statements should be read in conjunction with the financial statements, accounting policies and notes included in the Form 20F for the year ended October 31, 1995 as filed with the Securities and Exchange Commission. Management believes that the disclosures are adequate to make the information presented herein not misleading.

                             RADICA GAMES LIMITED
                       CONSOLIDATED STATEMENTS OF INCOME



                                                                       SIX MONTHS ENDED                   THREE MONTHS ENDED
      (US Dollars in thousands,
                                                                           APR. 30,                            APR. 30,
      except per share data)
                                                                     1996              1995             1996              1995

                                                                 (unaudited)       (unaudited)      (unaudited)       (unaudited)
                                                                                  $                $                 $
                                                                $
      REVENUES:
      Net Sales                                                          12,970           24,842            3,918             7,358
      Cost of sales                                                      (9,911)         (13,936)          (3,735)           (4,222)
      Gross profit                                                        3,059           10,906              183             3,136


      OPERATING EXPENSES:
      Selling, general and administrative expenses                       (4,511)         (10,055)          (1,436)           (4,459)
      Research and development                                             (803)          (1,121)            (420)             (597)
      Total operating expenses                                           (5,314)         (11,176)          (1,856)           (5,056)

      OPERATING LOSS                                                     (2,255)            (270)          (1,673)           (1,920)

      NET INTEREST EXPENSE                                                 (147)            (275)             (11)              (70)

      LOSS BEFORE INCOME TAXES
        AND UNUSUAL ITEM                                                 (2,402)            (545)          (1,684)           (1,990)

      UNUSUAL ITEM (Note 3)                                                709              -                 709               -

      LOSS BEFORE INCOME TAXES                                           (1,693)            (545)            (975)           (1,990)

      INCOME TAXES (Note 7)                                                 (13)             322               (3)              512

      NET LOSS                                                           (1,706)            (223)            (978)           (1,478)

      NET LOSS PER SHARE                                                  (0.08)           (0.01)           (0.05)            (0.06)

      AVERAGE NUMBER OF
      SHARES OUTSTANDING                                             22,203,077       22,780,000       21,613,333        22,780,000


             See accompanying notes to the consolidated financial statements.

                             RADICA GAMES LIMITED
                          CONSOLIDATED BALANCE SHEETS

                                    ASSETS

             (US Dollars in thousands except share data)                             APR. 30,                   OCT. 31,
                                                                                       1996                       1995
                                                                                    (unaudited)
                                                                                  $                          $
             CURRENT ASSETS:
             Cash and cash equivalents                                                     5,003                       7,757

             Short-term investments (Note 4)                                                  76                       3,228

             Accounts receivable, net of allowances for doubtful
               accounts of $839 and $1,572 in 1996 and 1995 and estimated
               customer returns of $647 and $1,790 in 1996 and 1995                        3,436                      10,242

             Inventories, net of provision of $10,187 in 1996 and
               $11,873 in 1995 (Note 5)                                                   14,139                      16,472

             Prepaid expenses and other current assets                                       278                         531

             Income taxes receivable                                                          45                       1,306

               Total current assets                                                       22,977                      39,536

             PROPERTY, PLANT AND EQUIPMENT, NET (Note 6)                                  13,675                      14,468

            DEFERRED INCOME TAXES (Note 7)                                                   29                          29

             OTHER ASSETS                                                                     -                          21

               Total Assets                                                              36,681                      54,054

                     LIABILITIES AND STOCKHOLDERS' EQUITY

             CURRENT LIABILITIES:
             Short-term borrowings (Note 8)                                                3,369                      13,970

             Current portion of long-term debt (Note 9)                                      267                         371

             Accounts payable                                                              1,123                       3,006

             Accrued payroll and employee benefits                                           179                         241

             Accrued expenses                                                              3,124                       6,070

               Total current liabilities                                                   8,062                      23,658

                                                                                               6                          99
             LONG-TERM DEBT (Note 9)
             STOCKHOLDERS' EQUITY

             Common Stock
               par value $0.01 each, 100,000,000 shares authorized,
               20,680,000 shares outstanding (22,780,000 at 31st October
               1995)                                                                         207                         228

             Additional paid-in capital                                                   28,371                      28,328

             Retained earnings                                                                14                       1,720

             Cumulative translation adjustment                                                21                          21

               Total stockholders' equity                                                 28,613                      30,297

             Total liabilities and stockholders' equity                                   36,681                      54,054

             See accompanying notes to the consolidated financial statements.

                             RADICA GAMES LIMITED
                     CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                                                       SIX MONTHS ENDED
                                                                                           APR. 30,
      (US Dollars in thousands)
                                                                             1996                             1995

                                                                          (unaudited)                     (unaudited)
                                                                               $                                 $
      Cash flow from operating activities:
      Net loss                                                               (1,706)                          (223)

      Adjustments to reconcile net loss to net cash provided by operating activities:

                  Deferred income taxes                                          -                               7

                  Depreciation and amortization                                 857                            672

                  Gain on disposal of property, plant and
                   equipment                                                   (657)                            -

                Provision for compensation expense related to
                stock options                                                    22                            100

                Changes in assets and liabilities:

                  Accounts receivable                                         6,806                         17,250

                  Inventories                                                 2,649                           (698)

                  Prepaid expenses and other current assets                     253                            845

                  Accounts payable                                           (1,883)                        (7,310)

                  Accrued payroll and employee benefits                         (62)                          (114)

                  Accrued expenses                                           (2,946)                        (1,439)

                  Income taxes payable                                        1,261                         (2,675)

      Total Adjustments                                                       6,300                          6,638

      Net cash provided by operating activities                               4,594                          6,415

      Cash flow from investing activities:

      Proceeds from sale of property, plant and equipment                       929                             -

      Purchase of property, plant and equipment                                (631)                        (3,110)

      Proceed from the sales of short-term investments                        3,152                             -

      Increase in other assets                                                   -                              29

      Net cash provided by/(used in) investing activities                     3,450                         (3,081)

                                                                                                (continued)

                             RADICA GAMES LIMITED
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                      SIX MONTHS ENDED
                                                                                           APR. 30,
      (US Dollars in thousands)
                                                                             1996                             1995

                                                                          (unaudited)                     (unaudited)
                                                                               $                                 $


      (Continued from previous page)

      Cash flow from financing activities:

      Decrease in short-term borrowings                                     (10,601)                        (5,225)

      Repayment of long-term debt                                              (197)                          (114)

      Net cash used in financing activities                                 (10,798)                        (5,339)

      Net decrease in cash and cash equivalents                              (2,754)                        (2,005)

      Cash and cash equivalents:
                Beginning of period                                           7,757                         11,038

                End of period                                                 5,003                          9,033

      Supplementary disclosures of cash flow information:
      Cash paid during the period for:
                Interest                                                        300                            526

                Income taxes                                                     -                           2,354

      Cash received during the period for:
                Income taxes                                                 (1,248)                            -

      Non cash transactions:
                Property, plant and equipment acquired under
                  capital leases                                                 -                             298

      Transfer of property, plant and equipment to inventory                    316                             -



        See accompanying notes to the consolidated financial statements

                             RADICA GAMES LIMITED

                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           (US dollars in thousands)

       1.BASIS OF CONSOLIDATION AND PREPARATION OF FINANCIAL STATEMENTS

     The consolidated financial statements include the accounts of the Company and all subsidiaries. All significant intra-group transactions and balances have been eliminated on consolidation.

     The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and are presented in U.S. dollars as the Company's sales are predominantly denominated in U.S. dollars.

   2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Cash and cash equivalents -- Cash and cash equivalents include cash on hand, cash accounts, interest-bearing savings accounts, and time certificates of deposit with a maturity at purchase date of three months or less.

     Inventories -- Inventories are stated at the lower of cost, determined by the weighted average method, or market.

     Depreciation and amortization of property, plant and equipment --
      Depreciation is provided on the straight line method at rates based upon the estimated useful lives of the property, generally not more than seven years except for leasehold land and buildings which are 50 years, the term of the lease. Costs of leasehold improvements and leased assets are amortized over the life of the related asset or the term of the lease, whichever is shorter. No depreciation and amortization is provided for construction-in-progress until it is put into use. Depreciation of Pub Poker units held for use under operating leases will commence at the inception of the relevant lease using the straight line method over a period of 12 months.

     Mold costs -- The Company expenses all mold costs in the year of purchase or for internally produced molds, in the year of construction.

     Revenue recognition -- Revenues are recognized as sales when merchandise is shipped. The Company permits the return of damaged or defective products and accepts limited amounts of product returns in certain other instances. Accordingly, the Company provides allowances for the estimated amounts of these returns at the time of revenue recognition, based on historical experience adjusted for known trends.

                             RADICA GAMES LIMITED

                           (US dollars in thousands)

   2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     Short-term investments -- During 1995, the Company adopted the provisions of Statement of Financial Accounting Standards No. 115 ("SFAS 115"), "Accounting for Certain Investments in Debt and Equity Securities". In accordance with SFAS 115, investment securities are classified as "trading", "held-to-maturity", or "available-for-sale". Debt and equity securities that will be held for resale in anticipation of short-term market movements are classified as trading securities and are stated at fair value, with unrealized holding gains and losses included in earnings. Debt securities are classified as held-to-maturity securities when the company has the positive intent and ability to hold the securities until their maturity. Held-to-maturity securities are stated at their amortized cost. Debt securities not classified as trading or held-to-maturity are classified as available-for-sale. Available-for-sale securities are stated at fair value, with unrealized gains and losses, net of tax, reported as a separate component of shareholders equity. Management determines the appropriate classification of securities at the time of purchase and re-evaluates such classification as of each balance sheet date.

     Income taxes -- Certain items are treated differently for financial reporting purposes than for income tax purposes. Pursuant to the provision of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," deferred income taxes are provided, under the liability method, in recognition of these temporary differences, using the tax rates expected to be in effect when the related temporary differences reverse.

     Foreign currency translation -- Assets and liabilities of foreign operations are translated using year-end exchange rates. Revenues and expenses of foreign operations are translated using average monthly exchange rates. The impact of exchange rate changes is shown as "Cumulative Translation Adjustment" in shareholders' equity. Net losses from foreign exchange transactions of $29 in the quarter ended April 30, 1996 and $227 the quarter ended April 30, 1995 are included in selling, general and administrative expenses.

     Post-retirement and post-employment benefits -- The Company does not provide post-retirement benefits to employees and post-employment benefits are immaterial.

     Warranty -- Future warranty costs are provided for at the time of revenue recognition based on management's estimate by reference to historical experience adjusted for known trends.

   3. UNUSUAL ITEM

     During the second quarter of 1996, a gain of $709 was made from the sale of a property in Hong Kong.

                             RADICA GAMES LIMITED

                           (US dollars in thousands)

   4. SHORT-TERM INVESTMENTS

     At October 31, 1995, the Company had an investment in a money market fund of $3,000 which was subsequently sold in December 1995.

   5. INVENTORIES

     Inventories by major categories are summarized as follows:

                                                            April 30, 1996                      October 31, 1995
                                                             (unaudited)
      Raw materials                                          $    3,863                           $    4,036
      Work in progress                                            2,392                                2,576
      Finished goods                                              7,884                                9,860
                                                             $   14,139                           $   16,472


   6. PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consists of the following:


                                                            April 30, 1996                      October 31, 1995
                                                             (unaudited)

      Land and buildings                                       $    9,882                            $    9,628
      Plant and machinery                                           2,913                                 2,958
      Furniture and equipment                                       2,893                                 2,849
      Leasehold improvements                                        1,175                                 1,130
      Pub Poker Units                                                 160                                   476
        Total                                                  $   17,023                            $   17,041
      Less:    Accumulated depreciation and
               amortization                                        (3,348)                               (2,573)
        Total                                                  $   13,675                            $   14,468




                             RADICA GAMES LIMITED

                           (US dollars in thousands)

                  6.PROPERTY, PLANT AND EQUIPMENT (Continued)

     Additions, disposals and depreciation and amortization of property, plant and equipment for the periods shown are as follows:


                                                      Six Months Ended April 30,             Year Ended October 31,
                                                                 1996                                 1995
                                                             (unaudited)


      Additions                                             $    631                              $   6,339
      Disposals -- net book value                                272                                    642
      Write off of fixed assets                                    -                                  1,478
      Depreciation and amortization                              836                                  1,542
      Reallocation to inventory                                  316                                     -



     Included in property, plant and equipment are assets acquired under capital leases with the following net book values:


                                                      Six Months Ended April 30,             Year Ended October 31,
                                                                 1996                                 1995
                                                             (unaudited)

      At cost:
      Plant and machinery                                  $       968                           $      968
      Less: accumulated depreciation                              (253)                                (156)
                                                           $       715                           $      812


     Amortization of capital lease assets, which is included in depreciation and amortization expenses in the accompanying statements of income, was $97 for the period ended April 30, 1996 and $48 for the year ended October 31, 1995.

                             RADICA GAMES LIMITED

                           (US dollars in thousands)

   7.INCOME TAXES

     The components of loss before income taxes are as follows:


                                                      Six Months Ended April 30,            Six Months Ended April 30,
                                                                 1996                                 1995
                                                             (unaudited)                           (unaudited)


      United States                                         $    (1,138)                            $    (1,024)
      Foreign subsidiaries operating in:
        People's Republic of China                                 (174)                                    498
        Hong Kong                                                  (381)                                    (19)
                                                            $    (1,693)                            $      (545)


     Under the existing processing arrangement and in accordance with the current tax regulations in the People's Republic of China("PRC"), the manufacturing income generated in the PRC is not subject to PRC income taxes.

     As the Company's PRC subsidiary is a sino-foreign joint venture enterprise, it is eligible for certain tax holidays and concessions. The PRC subsidiary incurred a loss during the period. In addition, under the existing processing arrangement and in accordance with the current tax regulations in the PRC, the manufacturing income generated in the PRC is not subject to PRC income taxes.

                             RADICA GAMES LIMITED

                           (US dollars in thousands)

   7. INCOME TAXES (Continued)

     The (provision)/credit for income taxes consists of the following:


                                                      Six Months Ended April 30,           Six Months Ended April 30,
                                                                 1996                                 1995
                                                             (unaudited)                           (unaudited)


      Hong Kong
        Current                                             $       (8)                             $       (12)
        Deferred                                                     -                                       (7)
                                                            $       (8)                             $       (19)
      United States
        Federal income taxes                                $       (5)                             $        17
        State income taxes                                           -                                      324
        Deferred                                                     -                                        -
                                                            $       (5)                             $       341


                                                            $      (13)                             $       322


                             RADICA GAMES LIMITED

                           (US dollars in thousands)

   7.    INCOME TAXES (Continued)

     A reconciliation between the credit for income taxes computed by applying the statutory tax rates in the United States for 1996 and 1995 to loss before income taxes and the actual (provision)/credit for income taxes is as follows:

                                                      Six Months Ended April 30,           Six Months Ended April 30,
                                                                 1996                                 1995

                                                             (unaudited)                           (unaudited)

      US Statutory Rate                                             34%                                  34%

      Credit for income taxes at statutory rate on
         loss for the period                                $       576                            $     185
      State income taxes                                              -                                    2
      International rate differences                                 (7)                                   3
      Accounting (losses)/gains for which deferred
         income tax cannot be recognised                           (603)                                 169
      Other                                                          21                                  (37)
      Income tax (provision)/credit                         $       (13)                           $     322



   Deferred income taxes reflect the net tax effect of temporary differences between the amounts of assets and liabilities for income tax purposes compared with the respective amounts for financial statements purposes. At April 30, 1996 and October 31, 1995 deferred income taxes comprised:

                                                            April 30, 1996                      October 31, 1995
                                                             (unaudited)

      Deferred tax assets (liabilities):
      Excess of tax over financial reporting
         depreciation                                         $      (79)                            $    (79)
      Bad debt allowance                                             517                                  517
      Advertising allowances                                         123                                  123
      Inventory obsolescence reserve                               4,066                                4,066
      Other                                                          955                                  955
                                                                   5,582                                5,582
      Valuation allowance                                         (5,553)                              (5,553)
                                                              $       29                             $     29



                             RADICA GAMES LIMITED

                           (US dollars in thousands)

   8. SHORT-TERM BORROWINGS

     These include borrowings in the form of trade acceptances, and overdrafts with various banks.

                                                            April 30, 1996                      October 31, 1995
                                                             (unaudited)

      Credit facilities available at end of period           $    7,648                             $    22,394
      Utilized at end of period                              $    3,369                             $    13,970
      Weighted average interest rate on borrowings
        at end of period                                          6.77%                                   8.74%


         Interest rates are generally based on the banks' prime rate.

   9. LONG-TERM DEBT


                                                                 April 30, 1996                     October 31 1995
                                                                  (unaudited)

      Long-term debt consists of:
      Capital lease obligations, (interest at 13.35% to
        13.80%)                                                    $    273                             $    470
      Current portion of long-term debt                                (267)                                (371)
      Long-term debt, less current portion                         $      6                             $     99


                             RADICA GAMES LIMITED

                           (US dollars in thousands)

   10.STOCK OPTIONS


     The Company's 1994 Stock Option Plan (the "Stock Option Plan") provides for options to be granted for the purchase of an aggregate of 1,600,000 shares of common stock at per share prices not less than 100% of the fair market value at the date of grant as determined by the Compensation Committee of the Board of Directors. Options under this plan are generally exercisable ratably over five years from the date of grant unless otherwise provided.

     In January 1996, due to the reduced market price of Radica Games common stock, the company offered active employees holding outstanding options the opportunity to exchange them for stock options at an exercisable price equal to the fair market value at that time. As a result of the offer, holders of 916,000 options at an exercise price of $ 8.50 returned their options for cancellation and 916,000 options at an exercise price of $ 1.375 were granted in exchange. In the second quarter of 1996, 4,000 options and 1,000 options at an exercise price of $1.375 were canceled and vested respectively.

     At April 30, 1996, 1,002,000 options granted under the Stock Option
      Plan, exercisable at prices of $1.375, 34,000 options, exercisable at a price of $ 8.50, 15,000 options, exercisable at a price of $3.66, 90,000 options, exercisable at a price of $11.00 and 75,200 options, exercisable at a price of $0.567 granted under an employment agreement, are outstanding.

   11. OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS

     Accounts receivable of the Company are subject to a concentration of credit risk with customers in the retail sector. This risk is limited due to the large number of customers composing the Company's customer base and their geographic dispersion, though the Company has two customers which accounted for more than twenty five percent and fifteen percent of net sales in the six months ended April 30, 1996 and had three customers which accounted for more than nineteen, thirteen and eleven percent of net sales in fiscal 1995. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers.

                             RADICA GAMES LIMITED

                           (US dollars in thousands)

   12.   ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of the Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments." The estimated fair value amounts have been determined by the Company, using available market information and appropriate valuation methodologies. The estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

     The carrying amounts of cash and short-term investment, accounts receivable, accounts payable and a note payable are reasonable estimates of their fair value.

     At April 30, 1996, the Company has letters of credit outstanding totaling $457 which guarantee various trade activities. The contract amount of the letters of credit is a reasonable estimate of the fair value since the value for each is fixed over the life of the commitment.


   13.   RETIREMENT PLAN

     The Company has defined contribution retirement plans covering substantially all employees in Hong Kong. Under these plans, eligible employees may contribute amounts through payroll deductions which are not more than 5% of individual salary, supplemented by employer contributions ranging from 5% to 10% of individual salary depending on the years of service. The expenses related to these plans were $47 and $83 for the six months ended April 30, 1996 and fiscal 1995 respectively.

                             RADICA GAMES LIMITED

                           (US dollars in thousands)

   14.   LITIGATION

     Ten purported class actions filed in various United States District
      Courts against the Company, various of its officers and directors, and the managing underwriters of the Company's initial public offering have been consolidated in the United States District Court for the District of Nevada under the caption In re Radica Games Limited Securities Litigation, Master File No. CV-S-94-00653-DAE
      (LRL). Plaintiffs filed a consolidated complaint on November 4, 1994 that superseded all the complaints in the individual actions.

     The named plaintiffs originally sought to represent a class consisting of purchasers of the Company's common stock in the initial public offering or in the open market from May 13 through July 22, 1994, and sought unquantified monetary damages and other relief against the defendants for alleged violations of Sections 11, 12(2), and 15 of the Securities Act of 1933, Sections 10b (and Rule 10b-5 thereunder), 20(a), and 20A(a) of the Securities Exchange Act of 1934, Sections 90.570, 90.660 and 90.660.4 of the Nevada Revised Statutes, and the common law of Nevada relating to the Company's registration statement and other public disclosures. As a consequence of an Order of the Court granting in part defendants' motion to dismiss the complaint and a stipulation of the parties, all of plaintiffs' claims other than those arising under the Securities Act of 1933, and limited to certain specified statements in the Company's registration statement, have been dismissed without prejudice. Pursuant to a stipulation of the parties, the Court has provisionally agreed to treat these remaining claims as class claims.

     Fact discovery concluded on March 31, 1996 and the parties are in the process of completing expert discovery. Plaintiffs have moved for leave to amend their complaint to add allegations with respect to an additional claimed omission in the registration statement. The motion to amend, which is opposed by the Company, is presently scheduled to be heard by the Court at a hearing in July 1996. The Company also plans to move for summary judgment seeking dismissal of the complaint. That summary judgment motion may also be heard by the Court in July 1996. In the event the case is not dismissed, it has tentatively been scheduled for trial in November 1996.

     The Company believes the allegations in the complaint, which all arise under the Securities Act of 1933, are without merit and the Company intends to defend the action vigorously.

                             RADICA GAMES LIMITED

                           (US dollars in thousands)

                            15.SEGMENT INFORMATION

     The Company operates in one principal industry segment: the design, development, manufacturing and distribution of a variety of non-gambling casino-theme and non casino-theme games. Over 90% of the Company's products are sold in the United States. Geographic financial information is as follows:

                                                      Six Months Ended April 30,           Six Months Ended April 30,
                                                                 1996                                 1995
                                                             (unaudited)                           (unaudited)


      Net Sales:
        United States                                        $     11,540                           $     24,206
        PRC and Hong Kong                                           1,430                                    636
                                                             $     12,970                           $     24,842
      Operating Loss:
        United States                                        $     (1,130)                          $       (723)
        PRC and Hong Kong                                          (1,125)                                   453
                                                             $     (2,255)                          $       (270)
      Identifiable assets:
        United States                                        $     15,931                           $     28,591
        PRC and Hong Kong                                          20,750                                 42,558
                                                             $     36,681                           $     71,149



     A significant portion of PRC and Hong Kong net sales in the six months ended April 30, 1996 were export sales to the United States.

   Item 2.     Management's Discussion and Analysis of Financial
         Condition and Results of Operations


         The following discussion should be read in conjunction with the attached financial statements and notes thereto, and with the audited financial statements, accounting policies and notes included in the Company's Annual Report to Shareholders for the fiscal year ended October 31, 1995, and in the Company's Annual Report on Form 20-F for such fiscal year as filed with the United States Securities and Exchange Commission.


   RESULTS OF OPERATIONS -- QUARTER ENDED APRIL 30, 1996
   COMPARED TO THE QUARTER ENDED APRIL 30, 1995

         Net sales for the quarter ended April 30, 1996 of $3.9 million decreased 47% from the $7.4 million for the same quarter in 1995. Unit sales increased 8.5% during the second quarter 1996 over the second quarter 1995 from 1.1 million units in 1995 to 1.2 million units in 1996. New products included two new golf games, a pinball game and a new version of Milton Bradley's Yahtzee (TM) game for sale as part of the Monte Carlo line. Sales of non casino-theme games accounted for 25.9% of net sales and sales of casino-theme games accounted for 74.1% of net sales. Of the casino-theme games, handheld games accounted for 63% of net sales, down from 83% in the second quarter of 1995. The second quarter decrease in net sales is due to the sale of promotional products at lower prices and lower margins to reduce inventory levels combined with the soft retail market in the U.S.A. during this period.

         Gross profit for the second quarter of 1996 was $0.2 million or 4.7% as compared to $3.1 million or 42.6% for the second quarter of 1995, a decrease of $2.9 million or 37.2%. The gross margin for the second quarter of 1996 of 5.4% has dropped from 42.6% for the same quarter in 1995. This decline is due primarily to sale of promotional products to reduce inventories of casino-theme games.

   RESULTS OF OPERATIONS -- QUARTER ENDED APRIL 30, 1996
   COMPARED TO THE QUARTER ENDED APRIL 30, 1995 (Continued)

         Operating loss for the second quarter of 1996 was $1.7 million, down $0.2 million or a decrease of 10.5% from the operating loss of $1.9 million in the same quarter in 1995. Operating expenses decreased to $1.9 million from $5.1 million in the second quarter of fiscal 1995 and $3.5 million in the first quarter of fiscal 1996. These decreases were primarily due to decreased commissions (as a result of lower sales), a release from the bad debt provision and the benefits of the Company's cost cutting program. Commissions decreased 46% to $255,000 from $475,000 in the second quarter of 1995; salaries and wages decreased 47% to $0.9 million from $1.7 million; advertising and promotion expenses decreased 73% to $180,000 from $655,000 and research and development expenses decreased 30% to $420,000 from $597,000.

         During the quarter, a property in Hong Kong was sold at a profit of $0.7 million for $0.9 million.

         Net loss for the second quarter of 1996 was $0.98 million, down from net loss of $1.5 million in the second quarter of 1995, a decrease of 35%. The net loss per common share in the second quarter of 1996 was $0.05 as compared to net loss per share of $0.06 for the second quarter of 1995.


   CAPITAL RESOURCES AND LIQUIDITY

         Cash and cash equivalents totaled $5 million at April 30, 1996, down $2.8 million from year-end 1995. Working capital at April 30, 1996 was $14.9 million, a $1.0 million decrease from working capital of $15.9 million at October 31, 1995. The ratio of current assets to current liabilities increased to 2.84 at April 30, 1996 from 1.67 at October 31, 1995. This increase in the current ratio is due to repayment of short-term debt.

         Inventories at April 30, 1996 totaled $14.1 million compared to $16.4 million at October 31, 1995. This decrease is due mainly to sales of the promotional inventory.

         Short-term borrowings of $3.4 million at April 30, 1996 were down from $13.9 million at October 31, 1995. This decrease is due primarily to repayment of credit lines used for the purchase of raw materials for the manufacturing operation.

         The Company believes that its existing cash and cash equivalents and cash generated from operations are sufficient to satisfy its current anticipated working capital needs.

   PART II -- OTHER INFORMATION

   Item 1.     Legal Proceedings

         See Note 14 of Notes to Financial Statements, included herein.

   Item 2.     Changes in Securities

         None.

   Item 3.     Defaults Upon Senior Securities

         None.

   Item 4.     Submission of Matters to a Vote of Security Holders

         At the Company's annual meeting of shareholders held on April 10, 1996, the shareholders of the Company elected the management nominees, who were named in the Company's Proxy Statement dated March 12, 1996, to serve as directors for the period until the next annual meeting of shareholders or until his or her respective successor is elected or appointed in accordance with applicable law and the Company's bye-laws. However, subsequent to the date of such Proxy Statement, the resignation of James J. Sutter and the death of Calvin A.H. Waller, have been announced. The board of directors currently consists of seven members: Robert E. Davids, Jon N. Bengtson, David C.W. Howell, Lam Siu Wing, Mary Jane Hansen, Robert Townsend and James O'Toole. At such meeting, the shareholders also reappointed Deloitte Touche Tohmatsu as independent auditor and authorized the directors to fix the independent auditor's remuneration.

         The shareholder votes were as follows:


                                                                     Abstain/
                                                    Against/           Broker
                                     For            Withhold          Nonvotes
Election of Directors
  Robert E. Davids               15,532,032         5,380,958
  Jon N. Bengtson                15,533,032         5,379,958
  David C.W. Howell              15,532,938         5,380,052
  Lam Siu Wing                   15,530,257         5,382,733
  Mary Jane Hansen               15,533,032         5,379,958
  Robert Townsend                15,533,032         5,379,958
  James O'Toole                  15,533,032         5,379,958

Reappoint Auditor
  Deloitte Touche Tohmatsu       20,858,688            29,914           24,388

   Item 5.     Other Information

         None.

   Item 6.     Exhibits and Reports on Form 8-K

         (a)   Exhibits

               None.

         (b)   Reports on Form 8-K

               None.

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                             RADICA GAMES LIMITED
                                                   (Registrant)




   Date:  June 14, 1996                      By:   /s/ D. C.W. Howell
                                                   David C.W. Howell
                                                   Chief Financial Officer

                            RADICA GAMES LIMITED

                           RADICA GAMES LIMITED
                            REPORTS RESULTS FOR
                  THE SECOND QUARTER ENDED APRIL 30, 1996

FOR IMMEDIATE RELEASE                     CONTACT:    JON N. BENGTSON
June 10, 1996                                         (RENO, NEVADA)
                                                      (702) 829 8643

                                                      DAVID C.W. HOWELL
                                                      (HONG KONG)
                                                      (852) 2693 2238

(Hong Kong) Radica Games Limited (NASDAQ RADAF) reported today net sales of $3.9 million, a 47.3% decline from $7.4 million for the second quarter of 1995. Net loss for the second quarter was $1.0 million, down from net loss of $1.5 million in the second quarter of 1995. The net loss per common share in the second quarter was $0.05 compared to a net loss per share of $0.06 for the second quarter of 1995.

The second quarter decline in net sales resulted primarily from sales of promotional product at lower prices combined with the soft U.S. retail market and from a decline in demand for casino-theme product offset by sales of new product lines. Unit sales increased 8.5% to 1.2 million units in the second quarter of 1996 from 1.1 million units in the second quarter of 1995.

Gross profit for the second quarter of fiscal 1996 decreased 93.5% to $0.2 million from $3.1 million for the second quarter of fiscal 1995. The gross margin for the second quarter was 5.5% compared to 42.6% for the same quarter last year and 31.8% in the first quarter of fiscal 1996.

The decline in gross margin was due to the continued sales of promotional product to reduce inventory levels. Sales of higher margin, non casino-theme product are expected to impact the Company's results starting from the third quarter of 1996.

Operating loss for the second quarter of 1996 was $1.7 million compared to an operating loss of $1.9 million for the same quarter last year.
Operating expenses decreased to $1.9 million from $5.1 million in the second quarter of fiscal 1995 and $3.5 million in the first quarter of fiscal 1996. These decreases were primarily due to decreased commissions (as a result of lower sales), a release of $378,000 from the bad debt provision due to finalisation of Caldor's Chapter 11 settlement terms and the benefits of the Company's cost cutting program. Commissions for the second quarter of fiscal 1996 decreased 46% to $255,000 from $475,000 in the second quarter of fiscal 1995; salaries and wages decreased 47% to $0.9 million from $1.7 million; advertising and promotion expenses decreased 73% to $180,000 from $655,000 and research and development expenses decreased 30% to $420,000 from $597,000.

During the quarter, a property in Hong Kong was sold at a profit of $0.7 million for $0.9 million.

                           Comparison of Expenses
                             Q2 1995 to Q2 1996
                               ($   millions)
                          (Set forth in bar chart)


                              Q2 1995           Q2 1996

Sales Commissions               0.5               0.3

Advertising Expenses            0.7               0.2

Salaries                        1.7               0.9

Research & Development          0.6               0.4

"Our cost cutting efforts continue to provide benefits to the Company. As the year progresses, the sale of higher margin, non casino-theme product will increase as it becomes available for shipment while at the same time our inventories of promotional casino-theme product will continue to reduce," said Bob Davids, President and CEO.

Mr. Davids stated that in the third quarter the Company would be selling eleven non casino-theme products at better margins than the promotional product.

"We are very pleased with the positive response we have had from the market with regard to all of our non casino-theme products. This line will be expanded further in 1997 as the Company continues to innovate."

Mr. Davids announced the sad news of the sudden death of General Calvin Waller, a director of the Company who died of a heart attack on May 10, 1996 age 58. "Cal will be greatly missed by all who worked with him and we extend all of our sympathies to his family."

The Company also announced that Mr. James John Sutter, a shareholder, co-founder of the Company and former Chairman of the Board, had resigned as a director on 13th March 1996.

                            RADICA GAMES LIMITED
                         CONSOLIDATED BALANCE SHEET

                                   ASSETS

              (US Dollars in thousands, except per share data)

                                                                                  April 30,                  October 31,
                                                                                     1996                       1995

                                                                                 (unaudited)
                                                                                 $                           $
CURRENT ASSETS:

Cash and cash equivalents                                                             5,003                      7,757

Short-term investments                                                                   76                      3,228

Accounts receivable, net of allowances for doubtful accounts of $839 and
  $1,572 in 1996 and 1995 and estimated customer returns of $647 and
  $1,790 in 1996 and 1995                                                             3,436                     10,242

Inventories, net of provision of $10,187 in 1996 and $11,873 in 1995                 14,139                     16,472

Prepaid expenses and other current assets                                               278                        531

Income taxes receivable                                                                  45                      1,306

  Total current assets                                                               22,977                     39,536

PROPERTY, PLANT AND EQUIPMENT, NET                                                   13,675                     14,468

DEFERRED INCOME TAXES                                                                    29                         29

OTHER ASSETS                                                                              -                         21

  Total Assets                                                                       36,681                     54,054


                                        LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:

Short-term borrowings                                                                 3,369                     13,970

Current portion of long-term debt                                                       267                        371

Accounts payable                                                                      1,123                      3,006

Accrued payroll and employee benefits                                                   179                        241

Accrued expenses                                                                      3,124                      6,070

  Total current liabilities                                                           8,062                     23,658


LONG-TERM DEBT                                                                            6                         99

STOCKHOLDERS' EQUITY

Common stock
  par value $0.01 each, 100,000,000 shares authorised, 20,680,000 shares
  outstanding (22,780,000 at 31st October 1995)                                         207                        228

Additional paid-in capital                                                           28,371                     28,328

Retained earnings                                                                        14                      1,720

Cumulative translation adjustment                                                        21                         21

     Total stockholders' equity                                                      28,613                     30,297

Total liabilities and stockholders' equity                                           36,681                     54,054

                            RADICA GAMES LIMITED
                      CONSOLIDATED STATEMENT OF INCOME


(US Dollars in thousands,
except per share data)                                     SIX MONTHS ENDED APRIL 30,              THREE MONTHS ENDED APRIL 30,

                                                            1996                  1995               1996                1995
                                                         (unaudited)          (unaudited)        (unaudited)          (unaudited)

                                                         $                  $                   $                     $
REVENUES:

Net sales                                                   12,970              24,842                3,918                 7,358

Cost of sales                                               (9,911)            (13,936)              (3,735)               (4,222)

Gross profit                                                 3,059              10,906                  183                 3,136

OPERATING EXPENSES:

Selling, general and administrative expenses                (4,511)            (10,055)              (1,436)               (4,459)

Research and development                                      (803)             (1,121)                (420)                 (597)

Total operating expenses                                    (5,314)            (11,176)              (1,856)               (5,056)


OPERATING LOSS                                              (2,255)               (270)              (1,673)               (1,920)

NET INTEREST EXPENSE                                          (147)               (275)                 (11)                  (70)

LOSS BEFORE INCOME TAXES
  AND UNUSUAL ITEM                                          (2,402)               (545)              (1,684)               (1,990)

UNUSUAL ITEM                                                   709                  -                   709                    -

LOSS BEFORE INCOME TAXES                                    (1,693)               (545)                (975)               (1,990)

INCOME TAXES (CHARGE)/CREDIT                                   (13)                322                   (3)                  512

NET LOSS                                                    (1,706)               (223)                (978)               (1,478)

NET LOSS PER SHARE                                           (0.08)              (0.01)               (0.05)                (0.06)

AVERAGE NUMBER OF SHARES
   OUTSTANDING                                          22,203,077          22,780,000           21,613,333            22,780,000
